UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2005

Commission File Number 000-27322

Mountain Province Diamonds Inc.

(Translation of registrant’s name into English)

21 Nesbitt Drive, Toronto, Ontario M4W 2G2, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

Explanatory Note

The purpose of filing the amended Form 6-K is to correct an error in addition in Note 7 (iii) in the Notes to the Interim Consolidated Financial Statements which should have read $1,728,419 instead of $1,749,239.

INTERIM REPORT

To Our Shareholders,

SUMMARY

Mountain Province Diamonds Inc. (the Company) is a diamond exploration and development company and has a 44.1% interest in the AK leases located in the NWT of Canada. The Company and its partner, Camphor Ventures, entered into a joint-venture agreement with De Beers Canada Exploration Inc. (“De Beers Canada”) formerly known as Monopros Ltd., a wholly owned subsidiary of De Beers Consolidated Mines Ltd., on March 7th, 1997. Under the agreement De Beers Canada has the right to earn up to a 60% interest in the AK leases by taking the property to commercial production.

In August 2000, De Beers completed the original desktop study, which evaluated the cost of conventional open pit mining of the pipes combined with the modeled revenue estimates from the 1999 bulk sample. This desktop study was updated using the results of the 1999, 2000 and 2002 bulk samples (modeled revenues per tonne and grades) combined with the updated cost estimates. It was completed in April 2003. Based on that study and the confidence in longer term diamond price projections De Beers decided to start an approximately C$25 million pre-feasibility/feasibility study in January 2004. The conclusion of the study is expected in the second quarter of 2005.

The number of micro-diamonds that have been recovered from kimberlite intersections in the Kelvin-Faraday area (located approximately 9-12 km northeast of Kennady Lake) have been excellent with both a large number of diamonds recovered and with the presence of a large number of macro-diamonds (in proportion to the kilograms of kimberlite recovered). The size frequency distributions of the recovered diamonds are very similar to those for the 5034 and Hearne pipes. As a result of those results exploration continued in this area in 2004. Additional kimberlite was discovered along the dyke structure in Faraday Lake. Analysis of gravity and EM surveys is on going to try to locate larger anomalies to drill.

1. PRE-FEASIBILITY/FEASIBILITY STUDY

At the end of July 2003, De Beers notified the Company that work on a detailed cost estimate of a pre-feasibility study of the Gahcho Kue project had started. The cost estimate of approximately C$25 million was approved at the De Beers Board meeting on November 26, 2003 and work started in January 2004.

The first phase of the pre-feasibility/feasibility study was completed in June 2004. One hundred and ten boreholes totaling 9,080 m, were drilled as part of a geotechnical drilling program to investigate geo-hydrology, optimal mine design and ore processing characteristics of the kimberlite pipes and surrounding country rock. The drilling commenced in January 2004, and was completed in May 2004. In addition, a number of geophysical studies were carried out. The data collected will be analyzed over the next few months to develop geology, resource, geo-technical and geo-hydrology models. These will be used to optimize the design of the open pits and the lake containment dykes, as well as for the designs of waste and water management and mine infrastructure.

Recovered kimberlite core is undergoing geological logging and petrographic analysis to augment the existing resource models. The core will then be shipped for metallurgical investigations (ore dressing studies), which, together with previously collected data, will help with the design of the ore processing plant.

An extensive environmental information collection program was completed on site and in the surrounding countryside. This is in addition to the baseline work collected over the last few years and is particularly focused on supporting the mine designs being developed under this study. The full Baseline Study Report will be complete by mid 2005 and will be used to support future mine permitting requirements.

Engineering work for the study started in August and will continue through to the end of the first quarter of 2005 culminating in a detailed Project Study Report. The conclusion of the study is expected in the second quarter of 2005.

2. GAHCHO KUE PROJECT – DIAMOND VALUES

The diamonds recovered from the 1999, 2001 and 2002 bulk samples of the Hearne and 5034 pipes and the 1999 bulk sample of the Tuzo pipe (all to a 1.5 mm lower cutoff), were last valued at the Diamond Trading Company (DTC) using the March 2004 diamond prices. The modeled values per carat, based on those valuations and on production recovery factors as determined by De Beers, were reported on June 16, 2004. Since March 2004, diamond prices have risen due to strong demand and the DTC has increased their selling prices in August 2004 by an average of 5 percent according to industry sources. The modeled values for the three pipes were adjusted recently using the August 2004 DTC diamond prices.

The table shows the weighted average modeled values per carat for the three pipes in March 2004 and August 2004.

Name of Pipe	March 2004 Modeled Value Per Carat (US $ per Carat)	August 2004 Modeled Value Per Carat (US $ per Carat)
5034	74.20	79.20
Hearne	61.00	65.00
Tuzo	49.00	53.00

As can be seen from the table the average modeled values per carat increased by an average of approximately 7 percent during the March 2004 to August 2004 time period.

3. EXPLORATION

The 2003 winter-spring exploration program was concentrated in the Kelvin-Faraday area, located from approximately 9 km (the Kelvin kimberlite body) to 12 km (the Faraday kimberlite body) northeast of Kennady Lake. Encouraging thick kimberlite intersections were discovered both at and south of the Kelvin body and south of the Faraday body. The number of diamonds recovered from these kimberlite bodies and their size frequency distribution are excellent and are very similar to those for the 5034 and Hearne pipes, which each have grades averaging 1.67 carats per tonne.

De Beers completed a large ground gravity survey extending from the northern part of Faraday Lake following the structural trend that runs from the NE to the SW through Faraday and Kelvin Lakes to the claim boundary in May 2004. The purpose of the survey was to try to locate additional drill targets, specifically larger ones, which if kimberlite were found would significantly add to the resource size. Numerous ground gravity anomalies (drill targets), including a few larger ones, were identified. Only the few larger targets were drilled in May 2004. One target drilled approximately 1300m to the southwest of the Faraday body intersected 2.0 m of the kimberlite.

Analysis of ground gravity and EM surveys is ongoing to try to identify larger drill targets, which would significantly add to the resource size if kimberlite were found.

Respectfully submitted,

Jan W.Vandersande, Ph.D.

President & CEO

February 14, 2005

MOUNTAIN PROVINCE DIAMONDS INC.

Consolidated Balance Sheets

	As at December 31, 2004 (unaudited)	As at March 31, 2004 (audited)
Assets

Current
Cash and cash equivalents	$1,170,268	$914,494
Accounts receivable	20,236	18,433
Marketable securities (note 4)	71,392	32,392
Advances and prepaid expenses	11,551	8,380

	1,273,447	973,699

Mineral properties	1,666,069	1,671,939

Deferred exploration costs	30,900,914	30,861,544

Property, plant and equipment (note 2)	4,235	6,371

	$33,844,665	$33,513,553

Liabilities and Shareholders’ Equity

Current
Accounts payable and accrued liabilities	$66,723	$263,950
Due to related party	3,000	3,000
Taxes payable	—	5,796

	69,723	272,746

Shareholders’ equity
Share capital (note 3)	57,550,173	56,595,262
Contributed surplus	24,419	24,419
Deficit	(23,799,650)	(23,378,874)

	33,774,942	33,240,807

	$33,844,665	$33,513,553

- The accompanying unaudited notes are an integral part of these unaudited interim financial statements -

MOUNTAIN PROVINCE DIAMONDS INC.

Statements of Operations and Deficit

Unaudited

	Three months ended December 31		Nine months ended December 31
	2004	2003	2004	2003
Expenses

Annual meeting	$—	$—	$43,406	$30,452
Amortization	714	951	2,140	2,853
Consulting fees	28,947	47,437	97,159	145,342
Directors fees and honorarium	—	7,129	2,700	30,050
Interest and bank charges	111	631	738	1,280
Office and miscellaneous	6,948	3,920	65,638	55,519
Professional fees	44,755	50,677	177,421	186,964
Promotion and investor relations	4,778	14,421	7,284	17,929
Regulatory fees	2,487	2,697	13,186	12,403
Rent	4,775	5,756	14,160	18,801
Salaries and benefits	3,799	45,651	11,711	110,428
Transfer agent and shareholder information	12,091	9,990	18,670	18,835
Travel	5,260	1,415	20,929	21,477

Net loss for the period before the undernoted items	(114,665)	(190,675)	(475,142)	(652,333)

Income tax	—	—	—	(5,000)
Interest income	11,251	5,342	12,056	11,900
Gain (loss) on foreign exchange	3,430	(824)	3,310	(6,565)
Gain on disposition of mineral properties	—	—	39,000	—
Loss on disposition of capital asset		(3,972)	—	(3,972)

Net loss for the period	(99,984)	(190,129)	(420,776)	(655,970)

Deficit, beginning of period	(23,699,666)	(22,031,710)	(23,378,874)	(21,565,869)

Deficit, end of period	$(23,799,650)	$(22,221,839)	$(23,799,650)	$(22,221,839)

Basic and fully diluted loss per share (note 6)	$(0.002)	$(0.004)	$(0.008)	$(0.013)

Weighted average number of common shares outstanding	51,331,283	50,796,057	51,802,542	50,666,381

- The accompanying unaudited notes are an integral part of these unaudited interim financial statements -

MOUNTAIN PROVINCE DIAMONDS INC.

Statements of Cash Flows

Unaudited

	Three months ended December 31, 2004		Nine months ended December 31, 2004
	2004	2003	2004	2003
Cash provided by (used in) the following activities
Operating activities
Net loss for period	$(99,984)	$(190,129)	$(420,776)	$(655,970)
Add items not requiring an outlay of cash
Amortization	714	951	2,140	2,853

	(99,270)	(189,178)	(418,636)	(653,117)
Changes in non-cash current assets and liabilities
Accounts receivable	(2,635)	5,455	(1,803)	11,829
Advances and prepaid expenses	(2,489)	(1,178)	(3,171)	1,828
Accounts payable	(90,198)	(77,457)	(197,231)	(186,128)
Related party	(39,645)	—	—	(50)
Taxes payable	—	—	(5,796)	(3,000)

	(234,237)	(262,358)	(626,637)	(828,638)

Financing activities
Issuance of common shares	699,409	212,160	954,911	271,913

Investing activities
Marketable securities	(39,000)	—	(39,000)	—
Purchase of capital assets		7,971	—	7,971
Mineral properties	11,509	—	(33,500)	2,453

	(27,491)	7,971	(72,500)	10,424

Decrease in cash and cash equivalents during the period	437,681	(42,227)	255,774	(546,301)

Cash and cash equivalents, beginning of period	732,587	706,002	914,494	1,210,076

Cash and cash equivalents, end of period	$1,170,268	$663,775	$1,170,268	$663,775

- The accompanying unaudited notes are an integral part of these unaudited interim financial statements -

MOUNTAIN PROVINCE DIAMONDS INC.

4. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2004

(Unaudited)

1.	Nature of Operations and Basis of Presentation

On November 1, 1997, Mountain Province Mining Inc. and 444965 B.C. Ltd. amalgamated and continued as Mountain Province Mining Inc. under the Company Act (British Columbia). During the year ended March 31, 2001, the Company changed its name to Mountain Province Diamonds Inc.

These unaudited consolidated interim financial statements have been prepared by management and have not been audited or reviewed by an independent public accountant. These unaudited interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements, and accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements. These unaudited interim financial statements have, in management’s opinion, been properly prepared using judgment within reasonable limits of materiality. The significant accounting policies and methods of application follow that of the most recently reported annual financial statements. All dollar amounts referred to herein are Canadian Dollars unless indicated otherwise.

2.	Property, Plant and Equipment

December 31, 2004	Cost	Accumulated Amortization	Net Book Value
Furniture	$11,088	$(9,079)	$2,009
Equipment	4,065	(4,048)	18
Computers	14,584	(12,376)	2,208

	$29,737	$(24,790)	$4,235

March 31, 2004	Cost	Accumulated Amortization	Net Book Value
Furniture	$11,088	$(8,772)	$2,316
Equipment	4,065	(2,830)	1,235
Computers	14,584	(11,764)	2,820

	$29,737	$(23,366)	$6,371

3.	Share Capital

(a)	Authorized

500,000,000 common shares without par value

(b)	Issued and Fully Paid

	Number of Shares	Stated Capital
Balance at March 31, 2004	51,202,110	$56,595,262
Issued for cash pursuant to
Exercise of stock options	182,859	255,502
Exercise of warrants	1,205,878	699,409

Balance at December 31, 2004	52,590,847	$57,550,173

3. Share Capital (Con’t)

(c) Common Share Purchase Options

The Company, through its Board of Directors and shareholders, adopted a November 26, 1998 Stock Option Plan (the “Plan”) which was amended on February 1, 1999. As at December 31, 2004, the Company has 1,345,000 common share purchase options outstanding granted inside the Plan.

	Number of Shares	Weighted Average Exercise Price
Options outstanding at March 31, 2004	1,327,858	$1.46
Exercised [1]	(182,858)	1.37
Issued [2]	200,000	1.96

Options outstanding at December 31, 2004	1,345,000	$1.46

1)	182,858 Common Share Purchase Options were exercised during the period for total proceeds of $255,502
2)	On October 1, 2004, the Company granted 200,000 common share purchase options to the Chairman of the Board and a director of the Company at $1.96 expiring on October 1, 2009.

The following common share purchase options are outstanding at December 31, 2004

Date of Grant	Number of Outstanding	Exercise Price	Expiry Date
May 11, 2001	480,000	1.25	May 11, 2006
May 11, 2001	540,000	1.50	May 11, 2006
December 21, 2001	50,000	0.67	December 21, 2006
October 21, 2002	50,000	1.36	October 21, 2007
March 21, 2003	25,000	2.06	March 21, 2008
October 1, 2004	200,000	1.96	October 1, 2009

(d) Common Share Purchase Warrants

During the period, the Company issued 1,205,878 common shares for total proceeds of $699,409 pursuant to the exercise of common share purchase warrants.

4. Marketable Securities

The Company entered into an agreement dated September 27, 2004 with Patrician Diamonds Inc. (PXC: TSX Venture) whereby Patrician purchased a 100% interest in the one remaining mining claim owned by the Company located on Baffin Island. The consideration was 325,000 common shares of Patrician at $0.12 per share and the reservation of a 1% net smelter royalty and the agreement to honour a 1% net smelter royalty in favour of Paul Pitman and Eric Craigie, which can be purchased for $1,000,000 at any time.

The total marketable securities held by the company had a book value of $71,392 and a market value of $92,212 at December 31, 2004.

During the period, the Company entered into an agreement of purchase and sale with Northern Lion Gold Corp. (NL: TSX Venture) to exchange the Company’s remaining 30% interest in the Haveri claims located 175 kilometers north of Helsinki, in Finland. Pursuant to the agreement, and subject to regulatory approval, Northern Lion will issue 4,000,000 shares to Mountain Province. The shares will be subject to a two year hold period and volume restrictions on re-sale thereafter. Mountain Province has also agreed to provide Northern Lion a proxy for the purpose of voting the shares for a period of three years.

5. Related Party Transactions

(a)	Included in consulting fees during the nine months ended December 31, 2004 was $87,946 (2003-$145,009) paid to a director of the company and $4,050 paid to the Chairman of the Board.

(b)	Included in professional fees during the nine months ended December 31, 2004 was $27,000 (2003-$12,000) paid to a company owned by a director of the company to provide corporate secretarial and accounting services.

(c)	At December 31, 2004 and 2003, $3,000 was owed to a director of the company. This amount is repayable on demand, unsecured and non-interest bearing.

6. Basic and Fully Diluted Loss Per Share

The loss per share figure has been calculated based on the weighted average number of shares outstanding during the periods.

7. Reconciliation to United States Generally Accepted Accounting Principals (“US GAAP”)

The effect of the differences between generally accepted accounting principles in Canada (“Canadian GAAP”) and US GAAP (including practices prescribed by the US Securities and Exchange Commission) and if the pro forma impact of the sale of the Haveri property on the consolidated balance sheet are included in the tables below:

The pro forma adjustment reflects the sale of the Haveri property to Northern Lion Gold Corp., referred to in note 4, as if the transaction had closed during the period.

(i)	Total assets, under Canadian GAAP, at December 31, 2004	$33,844,665
	Adjustment for mineral property acquisition and deferred exploration costs	(32,566,983)
	Adjustment for change in fair value of available for sale marketable securities	20,820

	Total assets, under US GAAP, at December 31, 2004	1,298,502
	Pro forma adjustment for sale of Haveri property	4,280,614

	Total pro forma assets, under US GAAP, at December 31, 2004	$5,579,116

(ii)	Accumulated other comprehensive income for US GAAP purposes:

	Adjustment for change in fair value of available for sale marketable securities	$20,820

(iii)	Contributed surplus:

	Contributed surplus, under Canadian GAAP, at December 31, 2004	$24,419
	Adjustment for stock-based compensation	1,704,000

	Contributed surplus, under US GAAP, at December 31, 2004	$1,728,419

(iv)	Deficit:

	Deficit, under Canadian GAAP, at December 31, 2004	$(23,799,650)
	Adjustment for mineral property acquisition costs and deferred exploration	(32,566,983)
	Adjustment for stock-based compensation	(1,704,000)

	Deficit, under US GAAP, at December 31, 2004	(58,070,633)
	Pro forma gain for sale of Haveri property	4,280,614

	Pro forma deficit, under US GAAP, at December 31, 2004	$53,790,019

Form 51-102F1

Quarterly Management Discussion and Analysis

for

Mountain Province Diamonds Inc. (the “Company”)

Containing Information up to and including February 10, 2005.

The following discussion and analysis of the results of operations and of the Company’s financial position should be read in conjunction with the Company’s unaudited consolidated financial statements and related notes for the nine months ended December, 31, 2004. The unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

Results of Operations

The Company’s loss for the nine months ended December 31, 2004 (“Q3 2004”) totalled $475,142 or $0.008) per share compared to $652,333 or $0.013 for the nine months ended December 31, 2003 (Q3 2003).

During Q3 2004, operating expenses were $114,665 compared to $190,675 in Q3 2003. The decrease in operating expenses of $76,010 or 40% was primarily the result of a decrease in professional fees ($44,755 in Q3 2004 from $50,677 in Q3 2003) as a result of a decrease in corporate transactions and a decrease in consulting fees ($28,947 in Q3 2004 from $47,437 in Q3 2003) due to the renegotiation of the services agreement with the President of the Company. Salaries and benefits were reduced in Q3 2004 to $3,799 from $45,651 in Q3 2004. This is a result of the closing of the Vancouver office in 2003.

During Q3 2004 the Company’s interest income was $11,251 compared to $5,342 a year earlier. This is result of increase funds in money market instruments as a result of the exercise of warrants during the period.

The Company entered into an agreement dated September 27, 2004 with Patrician Diamonds Inc. (PXC: TSX Venture) whereby Patrician purchased a 100% interest in the one remaining mining claim located on Baffin Island owned by the Company. The consideration was 325,000 common shares of Patrician at $0.12 per share and the reservation of a 1% net value of gems royalty and the agreement to honour a 1% net value of gems royalty in favour of Paul Pitman and Eric Craigie, which can be purchased for $1,000,000 at any time.

The total marketable securities held by the company had a book value of $71,392 and a market value of $92,212 at December 31, 2004.

During the period, the Company entered into an agreement of purchase and sale with Northern Lion Gold Corp. (NL: TSX Venture) to exchange the Company’s remaining 30% interest in the Haveri claims located 175 kilometers north of Helsinki, in Finland. Pursuant to the agreement, and subject to regulatory approval, Northern Lion will issue 4,000,000 shares to Mountain Province. The shares will be subject to a two year hold period and volume restrictions on re-sale thereafter. Mountain Province has also agreed to provide Northern Lion a proxy for the purpose of voting the shares for a period of three years.

Liquidity and Cash Resources

Since inception, the Company’s capital resources have been limited. The Company has had to rely upon the sale of equity securities to fund property acquisitions, exploration, capital improvements and administrative expenses, among other things.

At December 31, 2004, the Company had $1,170,268 in cash and cash equivalents and a working capital position of $1,203,724. The Company had no long-term debt at either December 31, 2004 or 2003. All exploration expenditures in respect of the AK property, the Company’s most significant property, are the responsibility of De Beers Canada, the 51% owner of the property.

Summary of Quarterly Results

Period	Revenues	Loss from Operations	Loss per share Note 1
Three months ended December 31, 2004	$14,681	$99,984	$0.002
Three months ended September 30, 2004	$283	$180,619	$0.003
Three months ended June 30, 2004	$522	$155,575	$0.003
Three months ended March 31, 2004	$227	$1,157,035	$0.022
Three months ended December 31, 2003	$5,342	$190,129	$0.004
Three months ended September 30, 2003	$88	$178,619	$0.004
Three months ended June 30, 2003	$6,470	$287,222	$0.010
Three months ended March 31, 2003	$7,379	$559,206	$0.010

Note 1 Loss per share has been calculated based on the weighted average number of shares outstanding during the period, net of shares owned by a subsidiary.

Financing Activities

During Q3 2004 the Company received $255,502 by issuing 182,859 shares upon the exercise of various stock options and $699,409 by the exercise of warrants to purchase 1,205,878 common shares.

Investing Activities

No property acquisitions were made during either Q3 2004 or 2003.

4.1 Trend information

There are no major trends which are anticipated to have a material effect on the Company’s financial condition and results of operations in the near future. The reduction of expenses has been achieved in most areas. Management will continue its efforts to reduce other expenses.

4.2

4.3 Off-balance sheet arrangements

The Company has no off balance sheet arrangements.

4.4

4.5 Tabular disclosure of contractual obligations

The Company is committed to payments under an operating lease for office premises through to December, 2005 of approximately $1,432 per month. The following table lists, as of December 31, 2004, information with respect to the Company’s known contractual obligations.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term Debt Obligations	0	0	0	0	0
Capital (Finance) Lease Obligations	0	0	0	0	0
Operating Lease Obligations	$17,184	$17,184	0	0	0
Purchase Obligations	0	0	0	0	0
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	0	0	0	0	0

Total	$17,184	$17,184	0	0	0

Outlook

The Company expects to continue incurring annual losses until it receives revenue from production on the Gahcho Kué Project, if placed into production. There is no assurance that the property will be developed or placed into production. In January 2004, De Beers commenced an in-depth project study of the joint venture’s Hearne, 5034, and Tuzo kimberlite bodies. This study will be of sufficient detail to allow the Gahcho Kue Project, previously known as the Kennady Lake Project, to advance to mine permitting, should the project’s profitability level support a decision to proceed to the next phase.

It is anticipated that the cash and cash equivalents on December 31, 2004 provide the Company with sufficient funds until approximately late calendar 2006. The exercise of some outstanding options could extend that date into calendar 2007. However, there is no assurance that such stock options will be exercised in which case the Company will consider undertaking an equity financing. It follows that there can be no assurance that financing, whether debt or equity, will always be available to the Company in the amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to the Company. If the Company is unable to receive additional funds through the issuance of its shares, it will be required to reduce operations.

RISK FACTORS

All the resource properties in which the Company has an interest are in the exploration stages only and are without a known body of commercial ore or minerals. Development of the Company’s resource properties will only follow upon obtaining satisfactory results of property assessments. Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that the Company’s exploration and development activities will result in any discoveries of commercial bodies of ore or minerals. The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration and subsequent evaluation programs, which may be affected by a number of factors. These factors include the particular attributes of the mineral deposits including the quantity and quality of the ore, proximity to, or cost to develop, infrastructure for extraction, financing costs, mineral prices and the competitive nature of the industry. Also of key importance are governmental regulations including those relating to prices, taxes, royalties, land tenure and use, the environment and the importing and exporting of minerals. The effects of these factors cannot be accurately predicted, but any combination of them may result in the Company not receiving an adequate return on invested capital.

Substantial expenditures are required to establish reserves, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. In the absence of cash flow from operations, the Company relies on capital markets and joint venture partners to fund its exploration and evaluation activities. There can be no assurance that adequate funding will be available for those purposes when required. However, with regard to the Gahcho Kue project, the Company is carried to production with De Beers Canada paying all expenses.

(a) Critical Accounting Policies

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions are used in determining the application of the going concern concept and the deferral of costs incurred for mineral properties and deferred exploration. The Company evaluates its estimates on an ongoing basis and bases them on various assumptions that are believed to be reasonable under the circumstances. The Company’s estimates form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the policies for going concern, mineral properties and deferred exploration are critical accounting policies that affect the significant judgments and estimates used in the preparation of the Company’s financial statements.

The Company considers that its mineral properties have the characteristics of property, plant and equipment, and, accordingly defers acquisition and exploration costs under Canadian generally accepted accounting principles. The recoverability of mineral property acquisition and deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves and on the future profitable production, or proceeds from disposition, of the Company’s properties. The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain mineral reserves that are economically recoverable. Development of any property may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty. The sales value of any mineralization discovered by the Company is largely dependent upon factors beyond the Company’s control, such as the market value of the diamonds recovered.

Changes in circumstances in the future, many of which are outside of management’s control, will impact on the Company’s estimates of future recoverability of net amounts to be realized from their assets. Such factors include, but are not limited to, the availability of financing, the identification of economically

Forward Looking Statements

This report may contain forward-looking statements, which reflect our expectations regarding the future performance, business prospects and opportunities of the Company. Such forward-looking statements reflect our current beliefs and are based on information currently available to us. Forward looking statements involve significant risks and uncertainties and a number of factors, most of which are beyond the control of the Company, could cause actual results to differ materially from results discussed in the forward-looking statements. Although the forward-looking statements contained in this report are based on what we believe to be reasonable assumptions, we cannot assure readers that actual results will be consistent with these forward looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOUNTAIN PROVINCE DIAMONDS INC.
(Registrant)
Date February 14, 2005
	By:	/s/ Elizabeth J. Kirkwood
Elizabeth J. Kirkwood
Chairman of the Board and CFO